MANAGED PORTFOLIO SERIES

OPERATING EXPENSES LIMITATION AGREEMENT AND GUARANTEE

THIS OPERATING EXPENSES LIMITATION AGREEMENT AND GUARANTEE (the “Agreement”) is made as of the 29th day of July 2020, by, between and among Managed Portfolio Series, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and together the “Funds”), and Port Street Investments, LLC, a California limited liability company (“Port Street” or “Adviser”), and, with respect only to paragraph 3 below, Beacon Pointe Holdings, LLC, a California limited liability company and sole owner of Port Street (“Beacon Pointe” or “Guarantor”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 20th day of August 2018 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits; and

WHEREAS, the Trust (on behalf of the Funds) desires to have Beacon Pointe guarantee the performance of Port Street’s obligations under this Agreement and Beacon Pointe is willing to do so.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of a Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit (“Excess Expense”), the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, dividends paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. BEACON POINTE GUARANTEE. In the event that Adviser fails to fulfill its obligations under paragraph 1 above, the Trust will provide Guarantor with written notice of such failure, which notice shall detail the amount of Excess Expense owed by Adviser with respect to each class of a Fund. Guarantor agrees to pay such amounts to the Trust on behalf of the Fund and its respective classes within 5 calendar days of such notice.

4. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it or Guarantor pursuant to this Agreement and the operating expenses limitation agreements dated August 20, 2018 and December 30, 2015 by and among the Trust, the Adviser and the Guarantor under the same terms and conditions as Adviser is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement.

5. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely, unless terminated as provided in Paragraph 6 of this Agreement.

6. TERMINATION. After this Agreement has been in effect for at least one (1) year from the effective date of each Fund’s prospectus, or such other period as approved by resolution of the Board, this Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of the Fund, or (ii) the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

7. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Appendix A	PORT STREET INVESTMENTS, LLC

By:	By:
Name: Brian R. Wiedmeyer	Name: Graham Pierce
Title: President and Principal Executive Officer	Title: Chief Executive Officer

BEACON POINTE HOLDINGS, LLC
Signed with respect to Section 3 only

By:
Name:
Title:

Appendix A

Series of Managed Portfolio Series	Operating Expense Limit as a Percentage of Average Daily Net Assets

Port Street Quality Growth Fund
Institutional Class	1/15/2001

(1)	The Operating Expense Limit as a Percentage of Average Daily Net Asset of the Advisor Class will be 0.97% until July 29, 2021, and will be 1.15% thereafter.